

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Craig H. Stevenson, Jr.
Chief Executive Officer
Diamond S Shipping Inc.
33 Benedict Place
Greenwich, Connecticut 06830

> **Re: Diamond S Shipping Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2019**
> **File No. 333-231130**

Dear Mr. Stevenson, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure